Exhibit 99.(a)(1)(C)

Form of E-mail Transmittal Letter

Dear Employees:

The Medarex Board of Directors has approved a stock option exchange program which is described in detail in the attached documents, including the Summary of Terms and the Offer to Exchange Outstanding Options to Purchase Common Stock.

We will be giving presentations to employees on the exchange program using the slides attached to this e-mail. During these presentations, you will be able to ask questions you may have regarding the exchange program and the attached documents.

If you decide to participate in the exchange program, please follow the procedures outlined in the distributed documents. For additional information about the material terms of the exchange program, assistance in completing the forms related to the exchange program or to obtain free copies of the forms of any of our stock option plans, you should contact Anthony Marucci in our Princeton, New Jersey office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Anthony or David via e-mail at optionexchange@medarex.com.

Donald L. Drakeman